UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 25)

RealNetworks, Inc.

(RealNetworks LLC as successor by merger to RealNetworks, Inc.)

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

75605L708

(CUSIP Number)

December 21, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75605L708

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ROBERT D. GLASER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON* IN

EXPLANATORY NOTE

On July 27, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Greater Heights LLC, a Washington limited liability company (“Parent”), Greater Heights Acquisition LLC, a Washington limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”) and, exclusively for purposes specified in the Merger Agreement, Robert Glaser, an individual resident of Washington (“Parent Guarantor”). Pursuant to the Merger Agreement, on December 21, 2022, Merger Sub merged with and into the Company, and the Merger Sub continued as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”), under the name “RealNetworks LLC”. In connection with the Merger, Mr. Glaser contributed his shares to Parent and to a GH Sliver Inc., a Washington corporation wholly owned by Mr. Glaser and the other member of the Parent (“GH Sliver”). At the effective time of the merger, each share beneficially owned by Mr. Glaser as of immediately prior to the effective time of the merger was automatically cancelled and retired and ceased to exist, and no consideration was delivered in exchange therefor.

Item 1(a). Name of Issuer:

This Schedule 13G relates to RealNetworks, Inc., a Washington corporation (RealNetworks LLC as successor by merger) (“RealNetworks”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

RealNetworks’ principal executive offices are located at 1501 First Avenue South, Suite 600, Seattle, Washington, 98134.

Item 2(a). Name of Person Filing:

Robert D. Glaser

Item 2(b). Address of Principal Business Office, or, if None, Residence:

The business address of the reporting person is 1501 First Avenue South, Suite 600, Seattle, Washington, 98134.

Item 2(c). Citizenship:

Mr. Glaser is a United States citizen.

Item 2(d). Title of Class of Securities:

This Schedule 13G relates to the common stock, par value $.001 per share, of RealNetworks.

Item 2(e). CUSIP Number:

75605L708.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership:

The following describes the ownership of RealNetworks common stock by Robert Glaser as of December 21, 2022:

(a) Amount beneficially owned: 0

(b) Percent of class: 0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or the Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2022

By:	/s/ Robert D. Glaser
Robert D. Glaser